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UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 15-F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Commission file number: 0-31218

Candente Resource Corp.

 (Exact Name of Registrant as Specified in its Charter)

#200-905 West Pender Street

Vancouver, British Columbia, Canada V6C 1L6

(604) 689-1957

(Address and Telephone Number of  Registrant’s Principal Executive Offices)

Common Shares

(Title of Each Class of Securities Covered by this Form)

Rule 12h-6(a) X (For Equity Securities)	Rule 12h-6(d) __ (For Successor Registrants)
Rule 12h-6(c) __ (For Debt Securities)	Rule 12h-6(i) __ (For Prior Form 15 Filers)

The Company is a foreign private issuer, as defined by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 3b-4.  The Company is seeking to terminate the registration of a class of equity securities under Section 12 of the Exchange Act and the corresponding duty to file or furnish reports required by Section 13(a) and/or Section 15(d) of the Exchange Act.

Item 1. Exchange Act Reporting History

The Company first incurred its obligation to file reports under Section 13(a) and/or Section 15(d) of the Exchange Act on October 09, 2003.  The Company believes it first became a reporting issuer during April 2002 but is unable to verify the filing date of its first registration statement.  The date used in this Form 15-F is based off the Company’s first filing of a registration statement pursuant to the Exchange Act available on EDGAR which is an Amendment No. 1 to Form 20-F.

The Company has submitted all reports required under the Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form 15-F.  The Company has filed an annual report on Form 20-F for its fiscal year ended December 31, 2006.

Item 2. Recent United States Market History

The Company has not sold its securities in the United States, pursuant to a registered public offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

Not Applicable.

Item 4.  Comparative Trading Volume Data

Not Applicable.

Item 5.  Alternative Record Holder Information

As of February 22, 2008, the Company had forty-three (43) holders of record of the subject class of equity securities on a worldwide basis or who are United States residents.

Item 6. Debt Securities

None.

Item 7.  Notice Requirement

The Company issued a press release, dated March 12, 2008, announcing its intent to terminate its duty to file reports under Section 13(a) and/or Section 15(d) of the Exchange Act.  The Company disseminated this press release and notice in the United States through Marketwire.  The Company filed this press release and notice under cover of Form 6-K on March 13, 2008.

Item 8. Prior Form 15 Filers

Not Applicable.

Item 9. 12g3-2(b) Exemption

The Company is a reporting issuer in the provinces of British Columbia, Ontario and Alberta in Canada.  Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, the Company is required to make public and file on the World Wide Web’s System for Electronic Document Analysis and Retrieval at www. sedar.com the following documents: all interim and annual financial statements together with the appropriate MD&A; a notice of any change to its corporate structure; documents regarding Reverse Takeover; a notice of any change to its auditors; an annual information form; all news releases that disclose material information; all material change reports; business acquisition reports for significant acquisitions; management information circulars and proxy-related material; any other information the Company send to its securityholders and the Company’s material contracts.  All such information required to be published pursuant to 12g3-2(b)(1)(iii) will be available on www.sedar.com.

Item 10. Exhibits

None.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15-F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15-F:

1.

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii); or

3.

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURES ON FOLLOWING PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, Candente Resource Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15-F.  In doing so, Candente Resource Corp. certifies that, as represented in this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) and/or Section 15(d) of the Exchange Act.

CANDENTE RESOURCE CORP.

By:  /s/   Joanne Freeze

Name:

Joanne Freeze

Title:

President and Chief Executive Officer

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